UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              BIGSTRING CORPORATION
          ------------------------------------------------------------
                                (Name of Issuer)

                            Common Stock, $0.001 par value
           -----------------------------------------------------------
                          (Title of Class of Securities)

                                   08989Q 10 0
                         -------------------------------
                                 (CUSIP Number)

           Steven Morse, Esq., Morse & Morse, PLLC, 1400 Old Country Road,
                      Westbury, NY 11590 (516-487-1446)
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 23, 2006
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    CUSIP NO.: 08989Q 10 0                PAGE 2

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1     Shefts Family LP
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) /x/
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------

 NUMBER OF            7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                  625,000
  OWNED BY            ----------------------------------------------------------
   EACH               8       SHARED VOTING POWER
 REPORTING
  PERSON
  WITH                ----------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER

                              625,000
                      ----------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        625,000
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        /X/ Excludes shares beneficially owned by Shefts Associates Inc.

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.2%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        PN
--------------------------------------------------------------------------------

                                    CUSIP NO.:08989Q 10 0                 Page 3
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1     Shefts Associates Inc.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) /x/

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------

 NUMBER OF            7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                  2,558,545
  OWNED BY            ----------------------------------------------------------
   EACH               8       SHARED VOTING POWER
 REPORTING
  PERSON
  WITH                ----------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER

                              2,558,545
                      ----------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,558,545
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

       Excludes shares held by Shefts Family LP
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

                                       CUSIP NO.: 89889Q 10 0             Page 4

Item 1.  Security and Issuer

     This statement relates to the shares of Common Stock of BigString Corporation (the Issuer). The Issuer's principal executive office is located at 3 Harding Road, Suite F, Red Bank, New Jersey 07701.

Item 2.  Identity and Background

                  Shefts Family LP

                  (a) Shefts Family LP

                  (b) P.O. Box 656, Tuxedo, New York 10987

                  (c) Investments

                  (d) Not applicable

                  (e) Not applicable

                  (f) U.S.A.

                  Shefts Associates Inc.

                  (a) Shefts Associates Inc.

                  (b) 160 Summit Avenue, Montvale, New Jersey 07645

                  (c) Consulting firm

                  (d) Not applicable

                  (e) Not applicable

                  (f) U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration

         Personal funds.

Item 4. Purpose of Transactions

     The reporting persons have no plans or proposals which would relate to or would result in the occurrence of (a) - (j).

Item 5.  Interest in Securities of the Issuer

     (a) - (b) As of January 23, 2006, the Issuer has 52,770,125 shares issued and outstanding. Shefts Family LP has the sole power to vote and dispose of 625,000 shares or 1.2% of the outstanding shares. Shefts Associates Inc. owns warrants to purchase 2,558,545 shares (exercisable at prices ranging from $.16 per share to $.20 per share) or 4.69% of the outstanding shares. If exercised, Shefts Associates will have the sole right to vote and dispose of those 2,558,545 shares.

                                        CUSIP NO.: 89889Q 10 0            Page 5



                  (c) - (e)   Not Applicable

 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

         One Year Consulting Contract and Warrants were issued.  See Item 7.


Item 7.  Materials to be filed as Exhibits



1.0      Form of Consulting Contract dated September 23, 2005.

2.0      Form of Warrant no. 1 to purchase 1,246,707 shares.

3.0      Form of Warrant no. 2 to purchase 1,196,838 shares.



Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 6, 2006

Reporting Person: Shefts Family LP

Signature:                 /s/ Wanda Shefts
                           ------------------------------------------
                           Wanda Shefts, as President of Wanda Corp.,
                           General Partner

Reporting Person: Shefts Associates Inc.

Signature:                 /s/ Mark Shefts
                           ------------------------------------------
                           Mark Shefts, President

                     BUSINESS CONSULTANT SERVICES AGREEMENT

     This Agreement (this "Agreement") is entered into and effective as of September 23, 2005 (the "Effective Date") by and between BigString Corporation, a company incorporated under the laws of the State of Delaware, having its principal office at 2150 Highway 35, Sea Grit, NJ 08750 (the "Company"), and Shefts Associates, Inc., having its principal place of business at 160 Summit Avenue, Montvale, NJ 07645 (the "Consultant").

                                    RECITALS:

     WHEREAS, the parties are entering into this Agreement to set forth and confirm their respective rights and obligations with respect to the retention of the Consultant by the Company;

     NOW, THEREFORE, in consideration of the mutual covenants herein described, the parties hereto mutually agree as follows:

     SCOPE OF SERVICES TO BE PROVIDED. The Company hereby retains the Consultant to provide from its office at the address specified above, or such other location as is chosen by the Consultant, general business consulting services regarding all aspects of the Company's business, including, but not limited to, management, accounting, product development, product enhancement, marketing, sales, advertising, employment of others, day-to-day operations, business development, business growth, and general business and administrative procedures and processes (the "Services"). The Consultant has advised the Company that tax and/or legal advice is specifically excluded from the scope of the Services the Consultant will provide to the Company under this Agreement. The Consultant will not, without specific approval of the Company's President and Chief Executive Officer, contractually obligate the Company to do or refrain from any act.

     DUTIES. The Consultant hereby agrees to devote such time, attention, skills and efforts to the provision of the Services to be provided hereunder as may be mutually agreed upon by the parties from time to time. Notwithstanding the foregoing, the Company acknowledges that the Consultant has other business interests and hereby consents to the continuation of those interests and relationships.

     TERM. The term of this Agreement will commence on the Effective Date and continue for a period of one (1) year from the Effective Date.

     COMPENSATION.

        1.1 Cash Retainer. As partial consideration for the Services to be provided by the Consultant to the Company hereunder during the term of this Agreement, the Company shall pay to the Consultant on the Effective Date, a non-refundable retainer fee of $25,000 (the "Retainer Fee"). The Consultant shall be entitled to retain the Retainer Fee irrespective of whether the Company has required the Consultant to perform sufficient Services during the term of this Agreement to account for the retainer. The Consultant shall invoice and account to the Company on a monthly basis for the Services provided by Mark Shefts at an hourly rate of $175 per hour. If the services of other representatives of the Consultant are required by the Company, then those representatives will be invoiced and accounted to the Company on a monthly basis at $100 per hour. The $25,000 Retainer Fee will be applied toward monthly invoices until the $25,000 amount is fully used or the earlier termination or expiration of this Agreement. Any monies owed to the Consultant which exceed the amount of the Retainer Fee shall be paid promptly after the receipt of the Consultant's invoice. The parties may mutually agree on a flat fee on major projects to be worked on by the Consultant.

        1.2 Warrants to Purchase Shares of the Company's Common Stock and Registration of Such Shares. Contemporaneously with the execution of this Agreement by the parties hereto, the Company shall grant to the Consultant a fully-vested Warrant to purchase 1,246,707 shares of the Company's common stock, par value $.0001 per share ("Common Stock"), at an exercise price of $.16 per share ("Warrant 1"). A copy of the form of Warrant 1 is annexed hereto as Appendix A. In addition, contemporaneously with the execution of this Agreement by the parties hereto, the Company shall grant to the Consultant a fully-vested Warrant to purchase 1,196,838 shares of Common Stock at an exercise price of $.20 per share ("Warrant 2"). A copy of the form of Warrant 2 is annexed hereto as Appendix B. The Company has agreed to take all action reasonably necessary for the inclusion of the shares of Common Stock underlying Warrant 1 and Warrant 2 in the Company's Registration Statement on Form SB-2 that was filed with the Securities and Exchange Commission on August 29, 2005 (the "Registration Statement"). If deemed necessary by the parties, the Consultant and the Company will enter into a mutually agreeable registration rights agreement regarding the registration of the shares of Common Stock underlying Warrant 1 and Warrant 2 under the Registration Statement. The Company undertakes to maintain a current registration statement for a period of at least two years and to file all necessary amendments with the Securities and Exchange Commission.

        1.3 Other Business Services. This Agreement covers a vast array of management and other business advisory services. In the event that the Consultant introduces the Company to one or more persons or entities that result in increased revenues, decreased expenses and/or other benefits to the Company, the parties will mutually agree upon the consideration to be paid to the Consultant pursuant to a separate agreement.

         EXPENSES. The Company will promptly reimburse the Consultant in accordance with the Company's policies and practices for all expenses reasonably incurred by the Consultant in performance of the Consultant's duties under this Agreement. All expenses shall be pre-approved in writing by the Company.

     TERMINATION.  Any party may terminate  this  Agreement at anytime with five
(5) days prior  written  notice.  If  terminated,  the  Consultant  shall retain
Warrants 1 and 2 and any unused portion of the Retainer Fee, and all reimbursable expenses shall be paid immediately by the Company.

     PRESERVATION OF CERTAIN PROVISIONS. Notwithstanding any of the other provisions of this Agreement to the contrary, Sections 8 through 16 hereof shall survive the termination of this Agreement as necessary to give full enforcement of all of the provisions of this Agreement.

     AGENCY. It is understood and agreed that the Consultant is an independent contractor in respect to the Consultant's relationship to the Company, and that neither the Consultant nor any of its representatives is nor should be considered an agent or employee of the Company for any purpose. The Consultant agrees not to represent itself as an agent or employee of the Company at any time.

     Nothing in this Agreement will be construed or implied to create a relationship of partners, agency, joint venturers, or of employer and employee between the Consultant, or any of its representatives, and the Company.

     INDEPENDENT CONTRACTOR STATUS. The Consultant will have full control and discretion as to the ways and means of performing any and all of the Services to be provided under this Agreement. It is understood by the parties that in the performance of this Agreement, none of the representatives of the Consultant is in any way acting as an employee of the Company and at all times the Consultant shall be acting as an independent contractor. The Company shall not pay any contribution to social security, unemployment insurance or federal or state withholding taxes, nor provide any other contributions or benefits which might be expected in an employer/employee relationship. The Consultant agrees to report and pay any contributions for taxes, unemployment insurance, social security and any other costs applicable to it or its representatives.

     As an independent contractor, the Consultant agrees that the Company has no obligation under the state or federal laws regarding employee liability, and that the Company's total commitment and liability under this arrangement is the performance and the fees limited as described herein.

     CONFIDENTIAL INFORMATION. The Consultant recognizes and acknowledges that it will have access to certain information of the Company which is confidential, including, but not limited to, financial, personnel, sales, scientific, technical and other information regarding formulas, patterns, compilations, programs, devices, methods, techniques, operations, trade secrets, plans and processes that are owned by or licensed to the Company, and that such information constitutes the Company's "Confidential Information."

     The Consultant agrees that the Company has a legitimate interest in protecting the Confidential Information. The parties agree that the Company is entitled to protection of its interests and the Consultant shall at no time, either during or subsequent to the term of this Agreement, disclose to others any Confidential Information without the prior consent of the Company, and the Consultant agrees to execute a Confidentiality/Non-Disclosure Agreement if so requested by the Company.

     The Company will own any and all Confidential Information, inventions or other proprietary rights created or discovered by the Consultant or its representatives in connection with the Consultant's performance of its duties under this Agreement. The Consultant agrees to cooperate with Company in executing any documents necessary to convey or establish title in such Confidential Information, inventions or other proprietary rights to the Company.

     The Consultant specifically agrees that it will not misuse, misappropriate, or disclose in writing, orally, or by electronic means, any trade secrets, directly or indirectly, to any other person or use them in any way, either during the term of this Agreement, or at any other time thereafter, except as is
(a) required in the course of the Consultant's engagement, and (b) pre-approved by the Company.

         The Consultant acknowledges and agrees that the sale or unauthorized use or disclosure in writing, orally or by electronic means, of any of the Company's trade secrets obtained by the Consultant during the course of the Consultant's engagement under this Agreement, including information concerning the Company's actual or potential work, services or products, or that any such work, services or products are planned, under consideration or in production, as well as any descriptions thereof, constitute unfair competition. The Consultant promises and agrees not to engage in any unfair competition with the Company, either during the term of this Agreement or at any time thereafter.

     The restrictions against disclosure and/or use of Confidential Information does not apply to information which the Consultant can demonstrate was at the time of the execution of this Agreement:

        (a)     in the public domain; or

        (b)     part of the Consultant's prior knowledge; or

        (c) learned from a third party without the breach of a confidential relationship between the third party and the Company.

     The Consultant agrees that all files, records, documents, drawings, specifications, equipment, software and similar items, whether maintained in hard copy or in electronic form, relating to the Company's business, whether prepared by the Consultant or others, are and will remain exclusively the property of the Company and that they will not be removed from the Company's premises or, if kept in electronic form, from the Company's computer systems, without the express prior written consent of the Company's President and Chief Executive Officer.

     DELIVERY OF DOCUMENTS UPON TERMINATION. The Consultant shall deliver to the Company at the termination of its services copies of all of the Company documents, materials and information in its possession at time of termination.

     INDEMNIFICATION. The Company shall indemnify, defend and hold harmless the Consultant and its officers, directors, employees and representatives from and against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties, reasonable attorney's fees and costs, that the Consultant or any officer, director, employee or representative thereof shall incur or suffer, which arise out of, result from, or relate to the performance by the Consultant of the Services to be provided hereunder or in any way relate to this Agreement; provided, however, that the Company shall not be required to indemnify the Consultant or any of its officers, directors, employees or representatives for any damages suffered by the Consultant or any such officer, director, employee or representative as a result of the Consultant's gross negligence or unlawful or fraudulent conduct in performing the Services to be provided hereunder.

     The Consultant agrees to indemnify the Company against all federal, state, and local tax liability (including penalties and interest) which may result from any federal, state, or local tax audit (including, but not limited to, income, social security, disability, and unemployment taxes) that deems the Consultant to be an employee rather than an independent contractor of the Company.

     AGREEMENT BINDING ON SUCCESSORS. The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company to expressly assume and agree in writing to perform this Agreement in the manner and to the same extent that the Company would be required to perform if no such succession had taken place. As used in the Agreement, "Company" shall mean the Company herein before defined and any successor to its business or assets aforementioned which assumes and agrees to perform this Agreement by operation of law, or otherwise.

     ASSIGNMENT. The Company may not assign this Agreement, except to the acquiror of all or substantially all of the business assets of the Company; provided that such acquiror expressly assumes and agrees in writing to perform this Agreement as provided in Section 13 of this Agreement. The Consultant may not assign its rights or delegate its duties or obligations under this Agreement.

     NOTICE. Any notices or other communication required hereunder shall be in writing and shall be deemed to have been delivered or given (a) when hand delivered, (b) one (1) business day after being sent by fax (confirmed by mail) or sent by overnight courier, and (c) five (5) days after being mailed by registered or certified mail, postage prepaid, return receipt requested, to the party to whom such communication was given at the address set forth on page 1, which address may be changed by notice given in accordance with this Section.

     MISCELLANEOUS.

        1.4 Severability. If any provision of the Agreement shall be held to be invalid or unenforceable, in whole or in part, such invalid or unenforceability shall not affect the remaining provisions of this Agreement, which shall remain in full force and effect.

        1.5 No Oral Modification, Waiver, or Discharge. No provision to this Agreement may be modified, waived or discharged orally, but only by waiver, modification or discharge in writing signed by an authorized representative of the Consultant and such officer as may be designated by the Board of Directors of the Company to execute such a waiver, modification or discharge.

        1.6 Invalid Provisions. Should any portion of this Agreement be adjudged or held to be invalid, unenforceable or void, the parties hereby agree that the portion deemed invalid, enforceable or void shall, if possible, be reduced in scope, or otherwise be stricken from this Agreement to the extent required for the purpose of validity and enforcement thereof.

        1.7 Entire Agreement. This Agreement represents the entire agreement of the parties with respect to the subject matter hereof and shall supersede all previous contracts, arrangements or understandings, express or implied, between the Consultant and the Company with respect to the subject matter hereof.

        1.8 Execution in Counterparts. The parties may sign this Agreement in counterparts, all of which shall be considered one and the same instrument.

        1.9 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey without application of its conflict of laws rules. The parties hereby submit to the exclusive jurisdiction and venue of the courts of the State of New Jersey or the United States District Court for the District of New Jersey for purposes of any legal action.

        1.10 Headings. The section headings herein are for convenience only and shall not affect the interpretation or construction of this Agreement.

        1.11 Further Assurances. Each party shall cooperate with and take such action as may be reasonably requested by the other party in order to carry out the provisions and purposes of this Agreement.

         The parties hereby execute this Agreement as of the Effective Date.





COMPANY:                                       CONSULTANT:

BIGSTRING CORPORATION                          SHEFTS ASSOCIATES, INC.

By: ________________________                   By: _______________________
Name:  Darin M. Myman                          Name:
Title: President and Chief Executive Officer   Title:

                                   APPENDIX A

                                  WARRANT NO. 1

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE SOLD, PLEDGED, ASSIGNED, HYPOTHECATED OR TRANSFERRED EXCEPT PURSUANT TO (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT, OR (II) AN OPINION OF COUNSEL, REASONABLY ACCEPTABLE TO THE COMPANY AND ITS COUNSEL, THAT AN EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS IS AVAILABLE.

            WARRANT TO PURCHASE 1,246,707 SHARES OF THE COMMON STOCK
                                       of
                              BigString Corporation
                         (Void after September 23, 2010)

     This certifies that Shefts Associates, Inc., or its assigns (each, individually, the "Holder"), for value received, shall be entitled to purchase from BIGSTRING CORPORATION, a Delaware corporation (the "Company"), having its principal place of business at 2150 Route 35, Sea Girt, NJ 08750, a maximum of 1,246,707 fully paid and non-assessable shares of the Company's common stock, par value $.0001 per share ("Common Stock"), for a purchase price equal to $0.16 per share (the "Exercise Price"), at any time, or from time to time, up to and including the earlier of (x) 5:00 p.m. Eastern time on September 1, 2010 and (y) immediately prior to any Organic Change (as defined in Section 4.3) but not sooner than September 1, 2008 (the "Expiration Date"), upon the surrender to the Company at its principal place of business (or at such other location as the Company may advise the Holder in writing) of this Warrant and a properly endorsed form of subscription, substantially in the form attached hereto as Exhibit A (the "Subscription Form"), duly completed and signed, and, if applicable, upon payment in cash or by check of the aggregate Exercise Price for the number of shares for which this Warrant is being exercised determined in accordance with the provisions hereof. The Exercise Price and the number of shares of Common Stock purchasable hereunder are subject to adjustment as provided in Section 4 of this Warrant.

     This Warrant is subject to the following terms and conditions:

     2. EXERCISE; ISSUANCE OF CERTIFICATES; PAYMENT FOR SHARES.

        2.1 General. This Warrant is exercisable at the option of the Holder at any time, or from time to time, up to the Expiration Date for all or any part of the shares of Common Stock (but not for a fraction of a share) which may be purchased hereunder. The Company agrees that the shares of Common Stock purchased under this Warrant shall be and are deemed to be issued to the Holder hereof as the record owner of such shares as of the close of business on the date on which (a) this Warrant shall have been surrendered, properly endorsed,
(b) the completed, executed Subscription Form is delivered, and (c) payment is made for such shares. Certificates for the shares of Common Stock so purchased, together with any other securities or property to which the Holder is entitled upon exercise, shall be delivered to the Holder by the Company at the Company's expense within a reasonable time after the rights represented by this Warrant have been so exercised, and in any event, within fifteen (15) days of such exercise. In the event of a purchase of less than all of the shares which may be purchased under this Warrant, the Company shall cancel this Warrant and execute and deliver a new Warrant or Warrants of like tenor for the balance of the shares purchasable under the Warrant surrendered upon such purchase to the Holder hereof within a reasonable time. Each stock certificate so delivered shall be in such denominations of Common Stock as may be requested by the Holder hereof and shall be registered in the name(s) designated by such Holder.

        2.2 Net Issue Exercise. Notwithstanding any provisions herein to the contrary, if the Market Price (as defined below) of one share of the Company's Common Stock is greater than the Exercise Price (at the date of calculation as set forth below), in lieu of exercising this Warrant for cash, the Holder may elect to receive shares equal to the value (as determined below) of this Warrant (or the portion thereof being canceled) by surrender of this Warrant at the principal office of the Company together with the properly endorsed Subscription Form and notice of such election in which event the Company shall issue to the Holder a number of shares of Common Stock computed using the following formula:

                                   X = Y (A-B)
                                   ----------
                                        A

        Where X = the number of shares of Common Stock to be issued to the Holder

        Y = the number of shares of Common Stock purchasable under the Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being canceled (at the date of such calculation)

        A = the Market Price of one share of the Company's Common Stock (at the date of such calculation)

        B = Exercise Price (as adjusted to the date of such calculation).

For purposes of the above calculation, "Market Price" means, as to the Common Stock, the average of the closing prices of such security's sales on all domestic securities markets on which such security may at the time be listed, or, if there have been no sales on any such securities market on any day, the average of the highest bid and lowest asked prices on all such securities markets at the end of such day, or, if on any day such security is not so listed, the average of the representative bid and asked prices quoted on the OTC Bulletin Board as of 4:00 P.M., New York time, on such day, or, if on any day such security is not quoted on the OTC Bulletin Board, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated, or any similar successor organization; in each such case averaged over a period of 20 trading days immediately preceding the day as of which "Market Price" is being determined. If at any time such security is not listed on any domestic securities exchange or quoted on the OTC Bulletin Board or other domestic over-the-counter market, the "Market Price" shall be the fair value thereof as determined in good faith by a majority of the Company's Board of Directors (determined without giving effect to any discount for minority interest, any restrictions on transferability or any lack of liquidity of the Common Stock or to the fact that the Company has no class of equity registered under the Securities Act of 1933, as amended (the "Securities Act")), such fair value to be determined by reference to the price that would be paid between a fully informed buyer and seller under no compulsion to buy or sell.

     3. SHARES TO BE FULLY PAID; RESERVATION OF SHARES. The Company covenants and agrees that all shares of Common Stock which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be duly authorized, validly issued, fully paid and non-assessable and free from all preemptive rights of any shareholder and free of all taxes, liens and charges with respect to the issue thereof. The Company further covenants and agrees that, during the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved, for the purpose of issue or transfer upon exercise of the subscription rights evidenced by this Warrant, a sufficient number of shares of authorized but unissued Common Stock, or other securities and property, when and as required to provide for the exercise of the rights represented by this Warrant. The Company will take all such action as may be necessary to assure that such shares of Common Stock may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of any domestic securities exchange upon which the Common Stock may be listed. The Company will not take any action which would result in any adjustment of the Exercise Price (as set forth in Section 4 hereof) if the total number of shares of Common Stock issuable after such action upon exercise of all outstanding warrants, together with all shares of Common Stock then outstanding and all shares of Common Stock then issuable upon exercise of all options and upon the conversion of all convertible securities then outstanding, would exceed the total number of shares of Common Stock then authorized by the Company's Certificate of Incorporation, as may be amended from time to time (the "Company Charter").

        4. RESTRICTIVE LEGEND. Each certificate evidencing shares of Common Stock issued to the Holder following the exercise of this Warrant shall bear the following restrictive legend until such time as the transfer of such security is not restricted under the federal securities laws:

               THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF EXCEPT
               PURSUANT TO (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, (II) TO THE EXTENT APPLICABLE, RULE 144 UNDER THE ACT (OR ANY SIMILAR RULE UNDER THE ACT RELATING TO THE DISPOSITION OF SECURITIES), OR (III) AN OPINION OF COUNSEL, IF SUCH OPINION SHALL BE REASONABLY SATISFACTORY TO COUNSEL TO THE ISSUER, THAT AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT IS AVAILABLE.

     5. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF SHARES. The Exercise Price and the number of shares purchasable upon the exercise of this Warrant shall be subject to adjustment from time to time upon the occurrence of certain events described in this Section 4. Upon each adjustment of the Exercise Price, the Holder of this Warrant shall thereafter be entitled to purchase, at the Exercise Price resulting from such adjustment, the number of shares obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of shares purchasable pursuant hereto immediately prior to such adjustment, and dividing the product thereof by the Exercise Price resulting from such adjustment.

        5.1 Subdivision or Combination of Stock. In the event that the Company shall at any time subdivide its outstanding shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced, and conversely, in case the outstanding shares of Common Stock of the Company shall be combined into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased.

        5.2 Dividends in Common Stock, Other Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of this Warrant) shall have received or become entitled to receive, without payment therefor,

          (a) Common Stock or any shares of stock or other securities which are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution,

          (b) any cash paid or payable otherwise than as a cash dividend, or

          (c) Common Stock or additional stock or other securities or property (including cash) by way of spinoff, split-up, reclassification, combination of shares or similar corporate rearrangement, (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of Section 4.1 above), then and in each such case, the Holder hereof shall, upon the exercise of this Warrant, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefor, the amount of stock and other securities and property (including cash in the cases referred to in clause (b) above and this clause (c)) which such Holder would hold on the date of such exercise had he or she been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property.

        5.3 Notices of Change.

          (a) Immediately upon any adjustment in the number or class of shares subject to this Warrant and of the Exercise Price, the Company shall give written notice thereof to the Holder, setting forth in reasonable detail and certifying the calculation of such adjustment.

          (b) The Company shall give written  notice to the Holder at least five
(5) Business Days (as hereinafter defined) prior to the date on which the Company closes its books or takes a record for determining rights to receive any dividends or distributions. "Business Day" means any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of New Jersey generally are authorized or required by law or other government actions to close.

          (c) The Company shall give written notice to the Holder at least fifteen (15) Business Days prior to the date on which the Company shall propose to effect any recapitalization, reclassification or reorganization of its capital stock, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets, or other similar transaction (an "Organic Change").

     6. ISSUE TAX. The issuance of certificates for shares of Common Stock upon the exercise of this Warrant shall be made without charge to the Holder of this Warrant for any issue tax (other than any applicable income taxes) in respect thereof; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate upon this Warrant being exercised in a name other than that of the then Holder of this Warrant.

     7. NO VOTING OR DIVIDEND RIGHTS; LIMITATION OF LIABILITY. Nothing contained in this Warrant shall be construed as conferring upon the Holder hereof the right to vote or to consent or to receive notice as a shareholder of the Company or any other matters or any rights whatsoever as a shareholder of the Company. No dividends or interest shall be payable or accrued in respect of this Warrant or the interest represented hereby or the shares purchasable hereunder until, and only to the extent that, this Warrant shall have been exercised. No provisions hereof, in the absence of affirmative action by the Holder to purchase shares of Common Stock as provided for herein, and no mere enumeration herein of the rights or privileges of the Holder hereof, shall give rise to any liability of such Holder for the Exercise Price or as a shareholder of the Company, whether such liability is asserted by the Company or by its creditors.

     8.  ASSIGNMENT.  This  Warrant  may  be  sold,  transferred,   assigned  or
hypothecated by the Holder at any time, in whole or in part, subject to compliance with federal and state securities laws; provided, however, that if required by the Company, the Holder shall provide an opinion of counsel, which opinion shall be reasonably satisfactory to counsel to the Company, that the transfer, assignment or hypothecation qualifies for an exemption from registration under the Securities Act. Any division or assignment permitted of this Warrant shall be made by surrender by the Holder of this Warrant to the Company at its principal office with the Assignment Form attached as Exhibit B hereto duly executed, together with funds sufficient to pay any transfer tax. In such event, the Company shall, without charge, execute and deliver one or more new Warrants in the name of the assignees named in such instrument of assignment and the surrendered Warrant shall promptly be canceled; provided, however, that if less than all of the shares of Common Stock underlying this Warrant are assigned, the remainder of this Warrant will be evidenced by a new Warrant.

     9. FURTHER REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY.

          (a) Charter and Bylaws. The Company has made available to Holder true, complete and correct copies of the Company Charter and By-laws, as amended through the date hereof.

          (b) Due Authority. The execution and delivery by the Company of this Warrant and the performance of all obligations of the Company hereunder, including the issuance to Holder of the right to acquire the shares of Common Stock, have been duly authorized by all necessary corporate action on the part of the Company, and this Warrant is not inconsistent with the Company Charter or By-laws and constitutes a legal, valid and binding agreement of the Company, enforceable in accordance with its terms, except as otherwise limited by bankruptcy, insolvency, reorganization and other laws affecting creditors rights generally, and except that the remedy of specific performance or other equitable relief is available only at the discretion of the court before which enforcement is sought.

          (c) Consents and Approvals. No consent or approval of, giving of notice to, registration with, or taking of any other action in respect of any state, federal or other governmental authority or agency is required with respect to the execution, delivery and performance by the Company of its obligations under this Warrant, except for any filing required by applicable federal and state securities laws, which filing will be effective by the time required thereby.

     10. MODIFICATION AND WAIVER. This Warrant and any provision hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of the same is sought.

     11. NOTICES. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Warrant must be in writing and will be deemed to have been delivered (a) upon receipt, when delivered personally; (b) upon receipt, when sent by facsimile (provided a confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (c) one day after deposit with a nationally recognized overnight delivery service, to the Holder at its, his or her address as shown on the books of the Company or to the Company at the address indicated therefor in the first paragraph of this Warrant or such other address as either may from time to time provide to the other.

     12. BINDING EFFECT ON SUCCESSORS. All of the covenants and agreements of the Company shall inure to the benefit of the successors and assigns of the Holder hereof.

     13. DESCRIPTIVE HEADINGS AND GOVERNING LAW. The description headings of the several sections and paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant. This Warrant shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of New Jersey.

     14. LOST WARRANTS. The Company represents and warrants to the Holder hereof that upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Warrant and, in the case of any such loss, theft or destruction, upon receipt of an indemnity reasonably satisfactory to the Company, or in the case of any such mutilation upon surrender and cancellation of this Warrant, the Company, at its expense, will make and deliver a new Warrant, of like tenor, in lieu of the lost, stolen, destroyed or mutilated Warrant.

     15. FRACTIONAL SHARES. No fractional shares shall be issued upon exercise of this Warrant. The Company shall, in lieu of issuing any fractional share, pay the Holder entitled to such fraction a sum in cash equal to such fraction multiplied by the then effective Exercise Price.

     IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by a duly authorized officer.


                                   BIGSTRING CORPORATION
                                   a Delaware corporation

                                   By:__________________________________________
                                   Name: Darin M. Myman
                                   Title: President and Chief Executive Officer

                                    EXHIBIT A

                                SUBSCRIPTION FORM

                                                Date:  _________________, 200__

BigString Corporation
2150 Route 35, Suite 250
Sea Girt, NJ 08750


Attn:  President

Ladies and Gentlemen:

|_| The undersigned hereby elects to exercise the warrant dated September 23, 2005 (the "Warrant") issued to it, him or her by BigString Corporation (the "Company"), and to purchase thereunder __________________________________ shares of the common stock, par value $.0001 per share, of the Company (the "Shares") at a purchase price of ___________________________________________ Dollars
          ($__________) per Share or an aggregate purchase price of __________________________________ Dollars ($__________) (the
          "Exercise Price").

|_| The undersigned hereby elects to convert _______________________ percent (____%) of the value of the Warrant pursuant to the provisions of Section 1.2 of the Warrant.

     Pursuant to the terms of the Warrant the undersigned has delivered the
        Exercise Price herewith in full in cash or by certified check or wire transfer.



                                 Very truly yours,



                                 _______________________________________
                                                  (Signature)





                                  ________________________________________
                                                  (Print Name)

                                    EXHIBIT B

                                 ASSIGNMENT FORM


     For value received, the undersigned hereby sells, assigns and transfers unto ____________, whose address is _________________ and social security or other identifying number is _______________, the warrant dated September 23, 2005 (the "Warrant") issued to it, him or her by BigString Corporation (the "Company") with respect to __________________ shares of BigString Corporation common stock, par value $.0001 per share ("Common Stock"), and hereby irrevocably constitutes and appoints the Secretary of BigString Corporation as its, his or her attorney-in-fact to transfer the same on the books of the Company with full power of substitution and re-substitution. If said number of shares is less than all of the shares of Common Stock purchasable under the Warrant so assigned, the undersigned requests that a new Warrant representing the remaining shares underlying the Warrant be registered in the name of ________________, whose address is ___________________ and social security or other identifying number is __________________, and that such new Warrant be delivered to _____________________, whose address is _____________________.



Date:
-------------------------------        -----------------------------------------
                                       (Signature)


                                       -----------------------------------------
                                       (Print Name)

                                                                     APPENDIX B

                                  WARRANT NO. 2

    THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE SOLD, PLEDGED, ASSIGNED, HYPOTHECATED OR TRANSFERRED EXCEPT PURSUANT TO (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT, OR (II) AN OPINION OF COUNSEL, REASONABLY
    ACCEPTABLE TO THE COMPANY AND ITS COUNSEL, THAT AN EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS IS AVAILABLE.

                      WARRANT TO PURCHASE 1,196,838 SHARES
                             OF THE COMMON STOCK OF
                              BigString Corporation
                         (Void after September 23, 2010)

     This certifies that Shefts Associates, Inc., or its assigns (each, individually, the "Holder"), for value received, shall be entitled to purchase from BIGSTRING CORPORATION, a Delaware corporation (the "Company"), having its principal place of business at 2150 Route 35, Sea Girt, NJ 08750, a maximum of 1,196,838 fully paid and non-assessable shares of the Company's common stock, par value $.0001 per share ("Common Stock"), for a purchase price equal to $0.20 per share (the "Exercise Price"), at any time, or from time to time, up to and including the earlier of (x) 5:00 p.m. Eastern time on September 23, 2010 and
(y) immediately prior to any Organic Change (as defined in Section 4.3) but not sooner than September 1, 2008 (the "Expiration Date"), upon the surrender to the Company at its principal place of business (or at such other location as the Company may advise the Holder in writing) of this Warrant and a properly endorsed form of subscription, substantially in the form attached hereto as Exhibit A (the "Subscription Form"), duly completed and signed, and, if applicable, upon payment in cash or by check of the aggregate Exercise Price for the number of shares for which this Warrant is being exercised determined in accordance with the provisions hereof. The Exercise Price and the number of shares of Common Stock purchasable hereunder are subject to adjustment as provided in Section 4 of this Warrant.

     This Warrant is subject to the following terms and conditions:

     16. EXERCISE; ISSUANCE OF CERTIFICATES; PAYMENT FOR SHARES.

          16.1 General. This Warrant is exercisable at the option of the Holder at any time, or from time to time, up to the Expiration Date for all or any part of the shares of Common Stock (but not for a fraction of a share) which may be purchased hereunder. The Company agrees that the shares of Common Stock purchased under this Warrant shall be and are deemed to be issued to the Holder hereof as the record owner of such shares as of the close of business on the date on which (a) this Warrant shall have been surrendered, properly endorsed,
(b) the completed, executed Subscription Form is delivered, and (c) payment is made for such shares. Certificates for the shares of Common Stock so purchased, together with any other securities or property to which the Holder is entitled upon exercise, shall be delivered to the Holder by the Company at the Company's expense within a reasonable time after the rights represented by this Warrant have been so exercised, and in any event, within fifteen (15) days of such exercise. In the event of a purchase of less than all of the shares which may be purchased under this Warrant, the Company shall cancel this Warrant and execute and deliver a new Warrant or Warrants of like tenor for the balance of the shares purchasable under the Warrant surrendered upon such purchase to the

Holder hereof within a reasonable time. Each stock certificate so delivered shall be in such denominations of Common Stock as may be requested by the Holder hereof and shall be registered in the name(s) designated by such Holder.

                  16.2 Net Issue Exercise. Notwithstanding any provisions herein to the contrary, if the Market Price (as defined below) of one share of the Company's Common Stock is greater than the Exercise Price (at the date of calculation as set forth below), in lieu of exercising this Warrant for cash, the Holder may elect to receive shares equal to the value (as determined below) of this Warrant (or the portion thereof being canceled) by surrender of this Warrant at the principal office of the Company together with the properly endorsed Subscription Form and notice of such election in which event the Company shall issue to the Holder a number of shares of Common Stock computed using the following formula:

                           X = Y (A-B)
                           -----------
                                A

          Where X = the number of shares of Common Stock to be issued to the Holder

          Y = the number of shares of Common Stock purchasable under the Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being canceled (at the date of such calculation)

          A = the Market Price of one share of the Company's Common Stock (at the date of such calculation)

          B = Exercise Price (as adjusted to the date of such calculation).

For purposes of the above calculation, "Market Price" means, as to the Common Stock, the average of the closing prices of such security's sales on all domestic securities markets on which such security may at the time be listed, or, if there have been no sales on any such securities market on any day, the average of the highest bid and lowest asked prices on all such securities markets at the end of such day, or, if on any day such security is not so listed, the average of the representative bid and asked prices quoted on the OTC Bulletin Board as of 4:00 P.M., New York time, on such day, or, if on any day such security is not quoted on the OTC Bulletin Board, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated, or any similar successor organization; in each such case averaged over a period of 20 trading days immediately preceding the day as of which "Market Price" is being determined. If at any time such security is not listed on any domestic securities exchange or quoted on the OTC Bulletin Board or other domestic over-the-counter market, the "Market Price" shall be the fair value thereof as determined in good faith by a majority of the Company's Board of Directors (determined without giving effect to any discount for minority interest, any restrictions on transferability or any lack of liquidity of the Common Stock or to the fact that the Company has no class of equity registered under the Securities Act of 1933, as amended (the "Securities Act")), such fair value to be determined by reference to the price that would be paid between a fully informed buyer and seller under no compulsion to buy or sell.

     17. SHARES TO BE FULLY PAID; RESERVATION OF SHARES. The Company covenants and agrees that all shares of Common Stock which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be duly authorized, validly issued, fully paid and non-assessable and free from all preemptive rights of any shareholder and free of all taxes, liens and charges with respect to the issue thereof. The Company further covenants and agrees that, during the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved, for the purpose of issue or transfer upon exercise of the subscription rights evidenced by this Warrant, a sufficient number of shares of authorized but unissued Common Stock, or other securities and property, when and as required to provide for the exercise of the rights represented by this Warrant. The Company will take all such action as may be necessary to assure that such shares of Common Stock may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of any domestic securities exchange upon which the Common Stock may be listed. The Company will not take any action which would result in any adjustment of the Exercise Price (as set forth in Section 4 hereof) if the total number of shares of Common Stock issuable after such action upon exercise of all outstanding warrants, together with all shares of Common Stock then outstanding and all shares of Common Stock then issuable upon exercise of all options and upon the conversion of all convertible securities then outstanding, would exceed the total number of shares of Common Stock then authorized by the Company's Certificate of Incorporation, as may be amended from time to time (the "Company Charter").

     18. RESTRICTIVE LEGEND. Each certificate evidencing shares of Common Stock issued to the Holder following the exercise of this Warrant shall bear the following restrictive legend until such time as the transfer of such security is not restricted under the federal securities laws:

                    THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT,
                    (II) TO THE EXTENT APPLICABLE, RULE 144 UNDER THE ACT (OR ANY SIMILAR RULE UNDER THE ACT RELATING TO THE DISPOSITION OF SECURITIES), OR (III) AN
                    OPINION OF COUNSEL, IF SUCH OPINION SHALL BE REASONABLY SATISFACTORY TO COUNSEL TO THE ISSUER, THAT AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT IS AVAILABLE.

     19. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF SHARES. The Exercise Price and the number of shares purchasable upon the exercise of this Warrant shall be subject to adjustment from time to time upon the occurrence of certain events described in this Section 4. Upon each adjustment of the Exercise Price, the Holder of this Warrant shall thereafter be entitled to purchase, at the Exercise Price resulting from such adjustment, the number of shares obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of shares purchasable pursuant hereto immediately prior to such adjustment, and dividing the product thereof by the Exercise Price resulting from such adjustment.

        19.1 Subdivision or Combination of Stock. In the event that the Company shall at any time subdivide its outstanding shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced, and conversely, in case the outstanding shares of Common Stock of the Company shall be combined into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased.

        19.2 Dividends in Common Stock, Other Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of this Warrant) shall have received or become entitled to receive, without payment therefor,

          (a) Common Stock or any shares of stock or other securities which are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution,

          (b) any cash paid or payable otherwise than as a cash dividend, or

          (c) Common Stock or additional stock or other securities or property (including cash) by way of spinoff, split-up, reclassification, combination of shares or similar corporate rearrangement, (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of Section 4.1 above), then and in each such case, the Holder hereof shall, upon the exercise of this Warrant, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefor, the amount of stock and other securities and property (including cash in the cases referred to in clause (b) above and this clause (c)) which such Holder would hold on the date of such exercise had he or she been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property.

        19.3 Notices of Change.

          (a) Immediately upon any adjustment in the number or class of shares subject to this Warrant and of the Exercise Price, the Company shall give written notice thereof to the Holder, setting forth in reasonable detail and certifying the calculation of such adjustment.

          (b) The Company shall give written  notice to the Holder at least five
(5) Business Days (as hereinafter defined) prior to the date on which the Company closes its books or takes a record for determining rights to receive any dividends or distributions. "Business Day" means any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of New Jersey generally are authorized or required by law or other government actions to close.

          (c) The Company shall give written notice to the Holder at least fifteen (15) Business Days prior to the date on which the Company shall propose to effect any recapitalization, reclassification or reorganization of its capital stock, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets, or other similar transaction (an "Organic Change").

     20. ISSUE TAX. The issuance of certificates for shares of Common Stock upon the exercise of this Warrant shall be made without charge to the Holder of this Warrant for any issue tax (other than any applicable income taxes) in respect thereof; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate upon this Warrant being exercised in a name other than that of the then Holder of this Warrant.

     21. NO VOTING OR DIVIDEND RIGHTS; LIMITATION OF LIABILITY. Nothing contained in this Warrant shall be construed as conferring upon the Holder hereof the right to vote or to consent or to receive notice as a shareholder of the Company or any other matters or any rights whatsoever as a shareholder of the Company. No dividends or interest shall be payable or accrued in respect of this Warrant or the interest represented hereby or the shares purchasable hereunder until, and only to the extent that, this Warrant shall have been exercised. No provisions hereof, in the absence of affirmative action by the Holder to purchase shares of Common Stock as provided for herein, and no mere enumeration herein of the rights or privileges of the Holder hereof, shall give rise to any liability of such Holder for the Exercise Price or as a shareholder of the Company, whether such liability is asserted by the Company or by its creditors.

     22.  ASSIGNMENT.  This  Warrant  may  be  sold,  transferred,  assigned  or hypothecated by the Holder at any time, in whole or in part, subject to compliance with federal and state securities laws; provided, however, that if required by the Company, the Holder shall provide an opinion of counsel, which opinion shall be reasonably satisfactory to counsel to the Company, that the transfer, assignment or hypothecation qualifies for an exemption from registration under the Securities Act. Any division or assignment permitted of this Warrant shall be made by surrender by the Holder of this Warrant to the Company at its principal office with the Assignment Form attached as Exhibit B hereto duly executed, together with funds sufficient to pay any transfer tax. In such event, the Company shall, without charge, execute and deliver one or more new Warrants in the name of the assignees named in such instrument of assignment and the surrendered Warrant shall promptly be canceled; provided, however, that if less than all of the shares of Common Stock underlying this Warrant are assigned, the remainder of this Warrant will be evidenced by a new Warrant.

     23. FURTHER REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY.

          (a) Charter and Bylaws. The Company has made available to Holder true, complete and correct copies of the Company Charter and By-laws, as amended through the date hereof.

          (b) Due Authority. The execution and delivery by the Company of this Warrant and the performance of all obligations of the Company hereunder, including the issuance to Holder of the right to acquire the shares of Common Stock, have been duly authorized by all necessary corporate action on the part of the Company, and this Warrant is not inconsistent with the Company Charter or By-laws and constitutes a legal, valid and binding agreement of the Company, enforceable in accordance with its terms, except as otherwise limited by bankruptcy, insolvency, reorganization and other laws affecting creditors rights generally, and except that the remedy of specific performance or other equitable relief is available only at the discretion of the court before which enforcement is sought.

          (c) Consents and Approvals. No consent or approval of, giving of notice to, registration with, or taking of any other action in respect of any state, federal or other governmental authority or agency is required with respect to the execution, delivery and performance by the Company of its obligations under this Warrant, except for any filing required by applicable federal and state securities laws, which filing will be effective by the time required thereby.

     24. MODIFICATION AND WAIVER. This Warrant and any provision hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of the same is sought.

     25. NOTICES. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Warrant must be in writing and will be deemed to have been delivered (a) upon receipt, when delivered personally; (b) upon receipt, when sent by facsimile (provided a confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (c) one day after deposit with a nationally recognized overnight delivery service, to the Holder at its, his or her address as shown on the books of the Company or to the Company at the address indicated therefor in the first paragraph of this Warrant or such other address as either may from time to time provide to the other.

     26. BINDING EFFECT ON SUCCESSORS. All of the covenants and agreements of the Company shall inure to the benefit of the successors and assigns of the Holder hereof.

     27. DESCRIPTIVE HEADINGS AND GOVERNING LAW. The description headings of the several sections and paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant. This Warrant shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of New Jersey.

     28. LOST WARRANTS. The Company represents and warrants to the Holder hereof that upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Warrant and, in the case of any such loss, theft or destruction, upon receipt of an indemnity reasonably satisfactory to the Company, or in the case of any such mutilation upon surrender and cancellation of this Warrant, the Company, at its expense, will make and deliver a new Warrant, of like tenor, in lieu of the lost, stolen, destroyed or mutilated Warrant.

     29. FRACTIONAL SHARES. No fractional shares shall be issued upon exercise of this Warrant. The Company shall, in lieu of issuing any fractional share, pay the Holder entitled to such fraction a sum in cash equal to such fraction multiplied by the then effective Exercise Price.

     IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by a duly authorized officer.

                                  BIGSTRING CORPORATION
                                  a Delaware corporation



                                  By:  _________________________________________
                                  Name: Darin M. Myman
                                  Title: President and Chief Executive Officer

                                    EXHIBIT A

                                SUBSCRIPTION FORM

                                                Date:  _________________, 200__

BigString Corporation
2150 Route 35, Suite 250
Sea Girt, NJ 08750


Attn:  President

Ladies and Gentlemen:

|_|     The  undersigned  hereby elects to exercise the warrant dated  September
        23, 2005 (the "Warrant") issued to it, him or her by BigString Corporation (the "Company"), and to purchase thereunder __________________________________ shares of the common stock, par value
        $.0001 per share, of the Company (the "Shares") at a purchase price of ___________________________________________ Dollars ($__________) per
        Share      or      an       aggregate       purchase       price      of
        __________________________________  Dollars ($__________) (the "Exercise
        Price").

|_| The undersigned hereby elects to convert _______________________ percent (____%) of the value of the Warrant pursuant to the provisions of
        Section 1.2 of the Warrant.

     Pursuant to the terms of the Warrant the undersigned has delivered the
          Exercise Price herewith in full in cash or by certified check or wire transfer. Very truly yours,



                                           _____________________________________

                                           (Signature)


                                           _____________________________________
                                           (Print Name)

                                    EXHIBIT B

                                 ASSIGNMENT FORM


     For value received, the undersigned hereby sells, assigns and transfers unto ____________, whose address is _________________ and social security or other identifying number is _______________, the warrant dated September 23, 2005 (the "Warrant") issued to it, him or her by BigString Corporation (the "Company") with respect to __________________ shares of BigString Corporation common stock, par value $.0001 per share ("Common Stock"), and hereby irrevocably constitutes and appoints the Secretary of BigString Corporation as its his or her attorney-in-fact to transfer the same on the books of the Company with full power of substitution and